EXHIBIT 99.1

Management’s Discussion and Analysis

MOGO FINANCE TECHNOLOGY INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2019

DATED: MAY 14, 2019

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Management’s Discussion and Analysis

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of May 14, 2019 and presents an analysis of the financial condition of Mogo Finance Technology Inc. and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the three months ended March 31, 2019 compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s interim condensed consolidated financial statements and the related notes thereto for the three months ended March 31, 2019 and 2018. The financial information presented in this MD&A is derived from our interim condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This MD&A is the responsibility of management. The Board of Directors has approved this MD&A after receiving the recommendation of the Company’s Audit Committee, which is comprised exclusively of independent directors, and the Company’s Disclosure Committee.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Finance Technology Inc. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which is subject to copyright, such as “Mogo” and “Level Up”, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited consolidated financial statements, annual information form and annual report on Form 20-F can be found on SEDAR at www.sedar.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.mogo.ca.

Non-IFRS Financial Measures

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including core revenue, contribution, contribution margin, adjusted EBITDA, adjusted net loss, cash provided by operating activities before investment in gross loans receivable, charge-off rate, average core revenue per member (“Core ARPM”) and Mogo members, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

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Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), charge-off rates, anticipated cash needs and the need for additional financing, interest costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its solution and services, future growth plans, ability to attract new customers and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s customers and the marketplace of new technologies and solutions.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form and annual report on Form 20-F available at www.sedar.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

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Management’s Discussion and Analysis

Company Overview

Mogo — a financial technology company — is a digital challenger to the banks in Canada, empowering consumers with simple solutions to help them manage their financial health. Users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection (“MogoProtect”), digital spending account with Mogo Visa* Platinum Prepaid Card (“MogoCard”), digital mortgage experience (“MogoMortgage”), the MogoCrypto account (“MogoCrypto”), the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products (“MogoMoney”). The platform has been engineered to deliver a best-in-class digital experience, with best-in-class financial products all through one account. With more than 800,000 members and a marketing partnership with Canada’s largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

In addition to the above key products, the following key corporate changes, transactions and material contracts are referred to, and assist in understanding this MD&A:

•

Announced on April 15, 2019, the signing of an arrangement agreement  to merge the Company with Difference Capital Financial Inc. (“Difference”) in a one for one share exchange (the “Transaction”). On completion of the Transaction, the combined entity is expected to be named 'Mogo Inc.'. Mogo shareholders will own approximately 80% and Difference shareholders will hold approximately 20% of the common shares of the combined entity. The Company is expecting to receive cash of approximately $9-10 million along with the investment portfolio with an estimated fair market value of approximately $24 million from the Transaction, the majority of which the Company hopes to monetize in the next 24 months. The Transaction is subject to certain customary closing conditions, including receipt of all necessary court, shareholder and regulatory approvals, and is anticipated to close in the second quarter of 2019.

•	Launched a new digital loan management solution during the second quarter of 2018 that will replace our legacy loan processing system, resulting in increased automation and operational efficiency going forward.

•	Extended the term of our strategic marketing collaboration agreement with Canada’s largest news media company, Postmedia, during the second quarter of 2018, for an additional two years to the end of 2020, with an additional minimum media value of $30 million over those two years for fixed quarterly payments of $525,000.

•	Expanded MogoMortgage into Manitoba, New Brunswick, Prince Edward Island and Newfoundland during 2018.

•	Commenced trading on the NASDAQ Capital Market under the symbol “MOGO” during the second quarter of 2018.

•	On December 18, 2018, the Company increased the borrowing limit on the Credit Facility – Other from $40 million to $50 million. The Company has up to $250 million of aggregate borrowing capacity available from its two credit facilities, upon certain conditions, to support future growth.

Mission

Mogo’s mission is to make it easy and engaging for consumers to get financially fit. By leveraging technology and design, we aim to offer all the financial products that consumers need, in one engaging and intuitive app.

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Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: subscription and services revenue, gross profit, core revenue(1), contribution(1) (2), contribution margin(1) (2), adjusted EBITDA(1), adjusted net loss(1), cash provided by operating activities before investment in gross loans receivable(1), charge-off rate(1), core ARPM(1), and Mogo members(1). For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”. We evaluate our performance by comparing our actual results to prior year results.  The tables below provide the summary of key performance indicators for the reported periods:

($000s, except percentages and average revenue per member)
	Three months ended March 31,		Percentage
	2019	2018	Change

IFRS Measures
Subscription and services	$8,333	$4,970	68%
Gross profit	10,660	9,371	14%

Non‑IFRS Measures(1)
Core revenue	$16,351	$10,388	57%
Contribution(2)	6,029	5,341	13%
Contribution margin(2)	36.9%	37.3%
Adjusted EBITDA	2,238	303	639%
Adjusted net loss	(4,650)	(4,871)	(5)%
Cash provided by (used in) operating activities before investment in gross loans receivable	2,853	(227)	n/a
Charge-off rate	15.4%	13.7%
Core ARPM	84	72	16%

	As at
	March 31, 2019	March 31, 2018	Percentage Change
Non-IFRS Non-Financial Measures(1)
Mogo members (000s)	808	604	34%

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(1) For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

(2) The Company has reallocated certain expenses from general and administrative to customer service and operations expense during the fourth quarter of 2018. Prior period comparatives have been reclassified to conform to the new presentation. The prior period comparative figures for contribution and contribution margin have also been revised above to reflect the new presentation.

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Management’s Discussion and Analysis

Subscription and services revenue

Subscription and services revenue was the primary driver of revenue growth in the three months ended March 31, 2019, increasing by 68% to $8.3 million, compared to $5.0 million in the comparative period, representing 51% of total revenue.

The launch of Mogo’s mobile-first digital platform in the third quarter of 2016 dramatically expanded our opportunity to launch new products including MogoProtect, MogoCard, MogoMortgage, MogoCrypto, and our premium account subscription offerings which are included within subscription and services revenue. We remain focused on continuing to drive growth in this segment by ramping existing products and introducing new products on our digital platform to add value to our growing member base.

Gross profit

Gross profit for the three months ended March 31, 2019 was $10.7 million, a 14% increase compared to $9.4 million in the prior year, driven by the overall increase in revenue. Gross profit margin was 65% for the three months ended March 31, 2019, consistent with 65% in the same period last year.

In the three months ended March 31, 2019, gross profit margin benefited from an increase in higher margin subscription and services revenue relative to the same period last year. This was offset by the elimination of loan fees resulting from our strategic exit from our legacy short-term loan products.

Core revenue(1)

Core revenue increased by 57% to $16.4 million for the three months ended March 31, 2019 compared to $10.4 million in the prior period. The acceleration of core revenue growth was driven primarily by subscription and services revenue. Core revenue is calculated as total revenue less revenue from loan fees, which are related to the Company’s legacy short-term loan products that were phased out in the third quarter of 2018.

Interest revenue also contributed to revenue growth, increasing by 48% to $8.0 million for the three months ended March 31, 2019 compared to $5.4 million in the three months ended March 31, 2018, as we continued to offer our members access to our MogoMoney smart credit products.

Core revenue is a measure used by our management and Board to understand and evaluate trends within our core products. We consider this measure especially relevant to assess the performance of our business given our exit from short-term loans in the third quarter of 2018, since core revenue excludes the loan fee revenues from this legacy product. We expect that this metric will continue to be relevant in 2019 for comparison against prior year performance.

Contribution and contribution margin(1)(2)

Contribution increased by 13% to $6.0 million in the three months ended March 31, 2019, compared to $5.4 million in the prior period. Contribution margin was 36.9% in the three months ended March 31, 2019, relatively consistent with 37.3% in the prior period. These metrics were driven by the increase in gross profit as described above, offset slightly by an increase in credit facility interest expense as we continued to grow our loan portfolio and draw on our credit facilities. Contribution also increased due to a reduction in customer service and operations expenses relative to the same period last year, which was achieved despite overall revenue growth, demonstrating continued positive operating leverage in CS&O as we grow our business.

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(1) For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

(2) The Company has reallocated certain expenses from general and administrative to customer service and operations expense during the fourth quarter of 2018. Prior period comparatives have been reclassified to conform to the new presentation. The prior period comparative figures for contribution and contribution margin have also been revised above to reflect the new presentation.

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Management’s Discussion and Analysis

Adjusted EBITDA(1)

Adjusted EBITDA for the three months ended March 31, 2019 was a record $2.2 million, representing a 639% increase compared to $0.3 million in the same period last year. Growth in adjusted EBITDA was due to benefits of operating leverage in the three months ended March 31, 2019 relative to the prior period, as we continue to grow our revenue and gross profit. This was partially offset by increased expenditure in technology and development, as we made a conscious decision to ramp up investment in new product initiatives and platform development in the first quarter of 2019.

Adjusted net loss(1)

Adjusted net loss for the three months ended March 31, 2019 decreased by 5% to ($4.7) million from ($4.9) million in the comparative period. This was due to the increase in adjusted EBITDA noted above, partially offset by higher credit facility interest expense as we increased drawdown on both credit facilities to support the growth in our loan portfolio and an increase in non-cash depreciation and amortization expense relative to the comparative prior period.

Cash provided by (used in) operating activities before investment in gross loans receivable(1)

Cash provided by operating activities before investment in gross loans receivable increased to a $2.9 million inflow in the three months ended March 31, 2019, compared to a ($0.2) million cash usage in the prior period. This is primarily due to increased cash flow from operations as we continue to gain positive operating leverage by increasing our revenues at a faster rate than our cash operating expenses.

The most comparable IFRS financial measure cash (used in) operating activities, which is net of investment in loans receivable, was ($4.5) million of cash usage for the three months ended March 31, 2019, compared to ($7.2) million of cash usage for the same period in 2018. Included in these amounts are investments in loans receivable of ($7.4) million in the three months ended March 31, 2019, compared to ($7.0) million in the same period last year.

Charge-off rate(1)

Charge-off rate was 15.4% for the three months ended March 31, 2019, compared to 13.7% in the same period last year, which had been uncharacteristically low. Management notes that charge-off rates on quarter by quarter basis can be variable and not indicative of future loan book performance. The quarterly charge-off rate is more sensitive to factors such as the velocity of loan book growth in the current period relative to prior periods. Management believes that annual charge-off rates are more indicative of the overall trend in loan book performance.

Core ARPM(1)

Core ARPM, which excludes the impact of legacy loan fees, increased to $84 during the three months ended March 31, 2019 compared to $72 in the same period last year. Similar to core revenue, our management and Board are focused on core ARPM as a key performance indicator as it excludes loan fees from our legacy short-term loan products, which were phased out in the third quarter of 2018.

Mogo members(1)

Our total member base has grown to 808,000 members as at March 31, 2019, from 604,000 members as at March 31, 2018, representing an increase of approximately 34% or 204,000 net members over the past year. The continuous increase in our member base reflects increased brand awareness through our marketing collaboration agreement with Postmedia Network Inc. (“Postmedia”) and continuing adoption of the Company’s new and existing products.

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Results of Operations

The following table sets forth a summary of our results of operations for the three months ended March 31, 2019 and 2018:

($000s, except per share amounts)
	Three months ended March 31
	2019	2018
Total revenue	$16,351	$14,333
Cost of revenue	5,691	4,962
Gross profit	10,660	9,371
Technology and development expenses	4,350	3,206
Marketing expenses	1,656	2,354
Customer service and operations expenses	1,973	2,058
General and administration expenses	2,893	2,833
Operating expenses	10,872	10,451
Income (loss) from operations	(212)	(1,080)
Credit facility interest expense	2,658	1,972
Debenture and other interest expense	2,039	2,111
Unrealized exchange (gain) loss	(128)	221
Unrealized loss (gain) on derivative liability	39	(1,554)
Other one-time expenses	185	120
Net loss after tax	(5,005)	(3,950)
Adjusted EBITDA(1)	2,238	303
Adjusted net loss(1)	(4,650)	(4,871)
Net loss per share (Basic and fully diluted)	(0.21)	(0.17)

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(1) For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the three months ended March 31, 2019 and 2018:

($000s, except percentages)
	Three months ended March 31		Percentage
	2019	2018	Change

Subscription and services revenue	$8,333	$4,970	68%
Interest revenue	8,018	5,418	48%
Loan fees	-	3,945	(100)%
Total revenue	16,351	14,333	14%

The following table summarizes our revenue streams as percentage of total revenue:

	Three months ended March 31
	2019	2018

Subscription and services revenue	51%	35%
Interest revenue	49%	38%
Loan fees	0%	27%
Total revenue	100%	100%

Subscription and services revenue – represents MogoProtect subscriptions, MogoCard revenue, MogoMortgage brokerage commissions, premium account revenue, loan protection premiums, MogoCrypto revenue, bitcoin mining revenue, and other fees and charges.

Interest revenue - represents interest on our long-term loan products. Our long‑term loans fall into two categories: line of credit accounts and installment loans.

Loan fees - represent fees from our legacy short-term loan products, which generally had terms ranging from 14-30 days. These legacy short-term loan products and related loan fees were phased out in the third quarter of 2018.

Total revenue grew by 14% to $16.4 million for the three months ended March 31, 2019 compared to same period last year, despite the elimination of loan fees which contributed $3.9 million of revenue in the comparative period.

The increase to total revenue was driven by continued strong growth in subscription and services revenue, which increased by 68% compared to the same periods last year. Growth in subscription and services revenue, which now represents 51% of total revenue for the three months ended March 31, 2019, is driven by a continued growth in MogoProtect subscriptions, our non-loan related products, an increasing uptake of premium account services, as well as some contribution from our small scale bitcoin mining activities.

Interest revenue increased by 48% to $8.0 million for the three months ended March 31, 2019 compared to $5.4 million in the same period last year, as we continued to offer our members access to our MogoMoney smart credit products which comprise our long-term loan receivables.

Loan fees were nil in the three months ended March 31, 2019, as the Company phased out its legacy short-term loan products and related loan fees in the third quarter of 2018.

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Management’s Discussion and Analysis

Cost of revenue and gross profit

The following table summarizes the cost of revenue and gross profit for the three months ended March 31, 2019 and 2018:

($000s, except percentages)
	Three months ended March 31		Percentage
	2019	2018	Change

Total revenue	$16,351	$14,333	14%

Provision for loan losses, net of recoveries	4,063	3,628	12%
Transaction costs	1,628	1,334	22%
Cost of revenue	5,691	4,962	15%

Gross Profit	$10,660	$9,371	14%
Gross Profit %	65%	65%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Cost of revenue increased by 15% to $5.7 million, for the three months ended March 31, 2019 compared to the same period last year, corresponding with the 14% increase in revenue over the same period.

Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our portfolio, and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions. The provision for loan losses increased by 12% to $4.1 million during the three months ended March 31, 2019, which was primarily a result of growing our loan book.

Transaction costs consist of variable costs incurred with third-party vendors and include expenses such as underwriting and credit scoring fees, loan system transaction fees, costs of the Company’s loan protection program and certain fees related to our MogoCard and MogoProtect program. Transaction costs increased by 22% to $1.6 million for the three months ended March 31, 2019. The increase is driven largely by growth in subscription and services revenue.

Gross profit increased by 14% to $10.7 million for the three months ended March 31, 2019 compared to $9.4 million in the same period last year. Gross profit margin remain consistent at 65% during the three months ended March 31, 2019. The benefit of an increase in higher margin subscription and services revenue, relative to the same period last year, was offset by the elimination of loan fees resulting from our strategic exit from our legacy short-term loan products.

Technology and Development Expenses

The following table provides the technology and development expenses for the three months ended March 31, 2019 and 2018:

($000s, except percentages)
	Three months ended March 31		Percentage
	2019	2018	Change

Technology and development expenses	$4,350	$3,206	36%
As a percentage of total revenue	27%	22%

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Management’s Discussion and Analysis

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and IT infrastructure employees. Additional expenses include third‑party data acquisition expenses, professional services, consulting costs, hosting costs relating to servers and bitcoin mining equipment, expenses related to the development of new products and technologies and maintenance of existing technology assets, depreciation, and amortization of capitalized software costs related to our technology platform.

Technology and development expenses increased by 36% to $4.4 million, for the three months ended March 31, 2019 compared to same period last year. Technology and development expenses as a percentage of total revenue increased from 22% to 27% for the three months ended March 31, 2019, compared to the corresponding period last year. This is primarily attributed to an increased expenditure in technology and development, as we made a conscious decision to ramp up investment in new product initiatives and platform development in the first quarter of 2019.

The capitalization of technology and development expenses increased to $2.1 million from $1.4 million for the three months ended March 31, 2019, compared to same period last year. The increased spend on technology highlights our commitment to investing in our technology platform for future product and service improvements. The primary development initiatives during the period related to the enhancements to our MogoCard program, MogoAccount, and MogoMoney digital loan solution and related systems.

We believe that continuing to invest in technology is core to our strategy of building a fully digital financial services platform that enhances member experience and promotes member engagement. We expect this to help drive ongoing growth in active members and in turn increase revenue.

Marketing Expenses

The following table provides the marketing expenses for the three months ended March 31, 2019 and 2018:

($000s, except percentages)
	Three months ended March 31		Percentage
	2019	2018	Change

Marketing expenses	$1,656	$2,354	(30)%
As a percentage of total revenue	10%	16%

Marketing expenses consist of salaries and personnel‑related costs, as well as direct marketing and advertising costs related to online and offline customer acquisition costs (paid search advertising, search engine optimization costs, and direct mail), quarterly payments to Postmedia, public relations, promotional event programs and corporate communications.

Marketing expenses decreased by 30% to $1.7 million, for the three months ended March 31, 2019 compared to $2.4 million in the same period last year, primarily due to lower marketing costs on search engine optimization. Marketing expense as a percentage of revenue decreased to 10% from 16% for the three months period ended March 31, 2019 and 2018 respectively. The Company continues to prioritize its focus on optimizing its marketing spend with Postmedia to drive brand awareness and revenue growth in a cost effective manner.

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Management’s Discussion and Analysis

Customer Service and Operations Expenses

The following table provides the customer service and operations expenses for the three months ended March 31, 2019 and 2018:

($000s, except percentages)
	Three months ended March 31		Percentage
	2019	2018	Change

Customer Service and Operations expenses	$1,973	$2,058	(4)%
As a percentage of total revenue	12%	14%

Customer service and operations (“CS&O”) expenses consist primarily of salaries and personnel‑related costs related to customer support, payment processing and collections employees. Additional expenses include third-party expenses related to credit data sources and collections.

CS&O expenses decreased by 4% to $2.0 million from $2.1 million, for the three months ended March 31, 2019 compared to the same period last year. These changes were primarily driven by a decrease in salaries and personnel-related costs.

CS&O expenses as a percentage of revenue decreased to 12% for the three months ended March 31, 2019, compared to 14% in the corresponding period last year, demonstrating positive operating leverage as we grow our operations.

General and Administration Expenses

The following table provides the general and administration expenses for the three months ended March 31, 2019 and 2018:

($000s, except percentages)
	Three months ended March 31		Percentage
	2019	2018	Change

General and administration expenses	$2,893	$2,833	2%
As a percentage of total revenue	18%	20%

General and administration (“G&A”) expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

General and administration expenses increased marginally by 2% to $2.9 million for the three months ended March 31, 2019, compared to the same period last year. The increase is primarily attributable to an increase in insurance expenses partially off-set by a decrease in personnel related cost relative to the comparative period.

As a percentage of total revenue, general and administration expenses decreased to 18% from 20% for the three months ended March 31, 2019 and 2018 respectively, demonstrating positive operating leverage as we grow our operations.

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Management’s Discussion and Analysis

Credit Facility Interest Expense

The following table provides a breakdown of credit facility interest expense for the three months ended March 31, 2019 and 2018:

($000s, except percentages)
	Three months ended March 31		Percentage
	2019	2018	Change

Credit facility interest expense – Liquid	$949	$900	5%
Credit facility interest expense – Other	1,709	1,072	59%
Total credit facility interest expense	2,658	1,972	35%
As a percentage of total revenue	16%	14%

Credit facility interest expense relates to the costs incurred in connection with our Credit Facility – Liquid and Credit Facility – Other, including interest expense and the amortization of deferred financing costs.

Credit facility interest expense increased by 35% to $2.7 million for the three months ended March 31, 2019, compared to $2.0 million in the same period last year. The change is primarily due to increased usage of our credit facilities, particularly on the Credit Facility – Other, resulting from the continued growth in our gross loans receivable. Furthermore, the increase was partially due to a higher LIBOR rate over the three months ended March 31, 2019 relative to the comparative period.

Credit facility interest expense as a percentage of total revenue increased by 2% in the three months ended March 31, 2019, for the reasons described above.

Other Income and Expense

The following table provides a breakdown of other income and expense by type for the three months ended March 31, 2019 and 2018:

($000s, except percentages)
	Three months ended March 31		Percentage
	2019	2018	Change

Debenture and other interest expense	$2,039	$2,111	(3%)
Unrealized exchange (gain) loss	(128)	221	n/a
Unrealized (gain) loss on derivative liability	39	(1,554)	n/a
Other one-time expenses	185	120	54%
Total other expense	2,135	898	138%
As a percentage of total revenue	13%	6%

Total other expense increased to $2.1 million for the three months ended March 31, 2019, compared to $0.9 million in the same period last year. This is primarily attributable to the non-cash loss on derivative liability described further below.

Debenture and other interest expense consists of interest expense and accretion of transaction costs related to our non-convertible and convertible debentures and interest expense related to our lease liabilities resulting from the adoption of IFRS 16 on January 1, 2019. For the three months ended March 31, 2019, debenture and other interest expense decreased by 3% to $2.0 million compared to same period last year, primarily due to a lower interest rate on renegotiated and newly issued debentures as compared to our old debentures, partially off-set by interest on lease liabilities.

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Management’s Discussion and Analysis

Our presentation and functional currency is the Canadian dollar (CAD). Our operations are based in Canada and we derive all of our revenue in CAD. Unrealized exchange gains and losses for the three months ended March 31, 2019 and 2018 are primarily associated with the translation of $4.8 million in United States dollar denominated debentures into their CAD equivalent at each reporting period end.

The unrealized gains and losses on derivative liability, a non-cash item, are related to the warrants issued to our lender. These warrants are revalued at each reporting period using the Black-Scholes option pricing model, which require inputs including the Company’s current stock price, volatility, the prevailing risk free interest rate, and expected life of the warrants. The change in any of the inputs will change the fair value of liability, resulting in an unrealized gain or loss recorded in the consolidated statements of comprehensive loss. The unrealized loss during the three months ended March 31, 2019, is primarily due to an increase in the Company’s share price relative to the prior period. Other one-time expense primarily relates to transaction costs related to the Transaction with Difference and non-cash loss recorded on disposal of some computer equipment and furniture and fixtures.

Selected Quarterly Information

($000s, except per share amounts)
	2019	2018				2017
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter

Income Statement Highlights
Total revenue	$16,351	$16,108	$15,419	$15,417	$14,333	$13,331	$12,579	$11,490
Gross profit	10,660	10,003	9,565	9,912	9,371	9,108	8,567	7,676
Net loss before tax	(5,005)	(4,971)	(7,045)	(6,056)	(3,950)	(6,101)	(3,717)	(5,330)

Net loss per common share	(0.21)	(0.22)	(0.31)	(0.27)	(0.17)	(0.33)	(0.20)	(0.29)
(Basic and fully diluted)

Non-IFRS Financial Measures(1)
Core revenue	16,351	16,108	15,062	11,608	10,388	9,212	8,382	7,065
Contribution(2)	6,029	5,077	5,048	5,649	5,341	5,285	4,802	4,074
Adjusted EBITDA	2,238	2,072	1,045	734	303	1,003	1,014	207

Total revenues have trended upwards since the first quarter of 2017, driven primarily by continuous growth in our subscription and services revenue and increasing uptake in our broadening portfolio of products and premium account solutions. Interest revenue has also increased quarter over quarter, as we continue the growth of our long-term loan products. Both of these revenue segments have exhibited a continuous overall growth pattern in the past two years. Accelerated growth in subscription and services and interest revenue has outpaced the phase out of loan fees resulting in overall net revenue growth and significant growth in core revenue, which excludes fees from the short term loan business.

Gross profit and contribution have continued to grow overall in the past two years, trending with revenue and benefiting from growth in higher margin subscription and services revenue. Variations in net loss before tax in recent quarters are driven primarily by changes in non-cash related items such as the unrealized gain or loss on derivative financial liability, depreciation and amortization, and stock based compensation expense. Adjusted EBITDA has trended upwards, driven largely by the continued growth in revenue and gross profit. Periods in which Adjusted EBITDA has declined quarter over quarter are primarily the result of the timing of operating expenses as well as increased discretionary expenditure in technology and development in order to explore new product initiatives and enhance our digital platform.

______________

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)

The Company has reallocated certain expenses from general and administrative to customer service and operations expense in the fourth quarter of 2018. Prior period comparatives have been reclassified to conform to the new presentation. The prior period comparative figures for contribution and contribution margin have also been revised above to reflect the new presentation.

15 | Page

Management’s Discussion and Analysis

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at March 31, 2019:

($000s)
	As at
	March 31, 2019	December 31, 2018

Cash	$16,275	$20,439
Loans receivable, net	89,169	86,347
Total assets	138,214	132,234
Total liabilities	151,058	140,928

Total assets increased by $6.0 million during the three months ended March 31, 2019, driven primarily by an addition of right-of-use asset on adoption of IFRS 16 and an increase in loans receivable, net. This was offset by a decrease in cash used primarily to invest in gross loans receivable, net of financing provided by our credit facilities.

Total liabilities increased by $10.1 million during the three months ended March 31, 2019. The change was driven primarily by an addition of lease liabilities resulting from the adoption of IFRS 16 and an increase in our credit facilities to support the growth of our loan portfolio.

Loans receivable

The following table provides a breakdown of loans receivable as at March 31, 2019:

($000s)
	As at
	March 31, 2019	December 31, 2018

Gross loans receivable	104,671	101,756
Allowance for loan losses	(15,502)	(15,409)
Net loans receivable	89,169	86,347

The gross loans receivable portfolio was approximately $104.7 million as at March 31, 2019, an increase of $2.9 million or 2.9% compared to the balance as at December 31, 2018. The overall increase in gross loan receivables is driven by continued strength in loan originations this quarter.

($000s, except percentages)
	As at
	March 31, 2019					December 31, 2018
	AB	BC	ON	Others	Total	AB	BC	ON	Others	Total

Gross loans receivable	$15,742	$17,708	$66,672	$4,549	104,671	$14,881	$17,267	$65,422	$4,186	$101,756
% of total gross loans receivables	15%	17%	64%	4%	100%	15%	17%	64%	4%	100%

_______

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

16 | Page

Management’s Discussion and Analysis

The following table provides the breakdown of gross loans receivable by geographic distribution:

Ontario loans receivable remains the major portion of our total loan portfolio. Loans receivable from New Brunswick, Newfoundland, Prince Edward Island, Manitoba and Nova Scotia are included in Others.

Reconciliation of allowance for loan losses as at March 31, 2019 and December 31, 2018 is as follows:

($000s)
	Three months ended March 31, 2019	Year ended December 31, 2018
Allowance for loan losses, beginning of year	$15,409	$7,434
Impact of adopting IFRS 9 on January 1, 2018	-	5,135
Allowance for loan losses	15,409	12,569
Provision for loan losses	4,513	18,406
Loans charged-off	(4,420)	(15,566)
Allowance for loan losses, end of year	15,502	15,409

The allowance for loan losses is reported on the Company’s balance sheet and is netted against the gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our loan portfolio.

The adoption of IFRS 9 resulted in a $5.1 million opening balance sheet adjustment to the allowance for loan losses as at January 1, 2018. This increase does not represent a change in the expected recovery value of the underlying loans receivable as at that date, but is rather a function of extending the allowance for loan losses to provide for expected future losses over a longer future timeframe. This includes provisioning an allowance for “Stage 1” performing loans that have not experienced any significant increase in credit risk since initial recognition. The allowance on Stage 1 loans receivable comprises $6.7 million of the $15.5 million allowance for loan losses as at March 31, 2019.

The allowance for loan losses was $15.5 million as at March 31, 2019, compared to $15.4 million at December 31, 2018. The slight increase is driven primarily by the corresponding growth in the Company’s gross loan receivables resulting in a corresponding recognition of allowance.

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket according to their IFRS 9 ECL measurement stage. In this presentation, the entire customer loan balance is aged in the same category as its oldest individual past due payment, in order to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9:

($000s)
	March 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Not past due	$90,081	-	$21	$90,102
1-30 days past due	3,011	-	327	3,338
31-60 days past due	-	1,639	429	2,068
61-90 days past due	-	1,426	487	1,913
91+ days past due	-	-	7,250	7,250
Gross loans receivable	93,092	3,065	8,514	104,671
Allowance for loan losses	(6,696)	(2,047)	(6,759)	(15,502)
Loans receivable, net	86,396	1,018	1,755	89,169

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Management’s Discussion and Analysis

($000s)
	December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Not past due	$88,035	-	$99	$88,134
1-30 days past due	3,097	-	257	3,354
31-60 days past due	-	1,838	491	2,329
61-90 days past due	-	1,240	469	1,709
91+ days past due	-	-	6,230	6,230
Gross loans receivable	91,132	3,078	7,546	101,756
Allowance for loan losses	(6,951)	(2,118)	(6,340)	(15,409)
Loans receivable, net	84,181	960	1,206	86,347

The Company assesses its allowance for loan losses at each reporting date. Increases in the provision for loan losses, net of recoveries, are recorded as a cost of revenue in the consolidated statements of comprehensive loss.

The Company reserves and charges off consumer loans to the extent that there is no reasonable expectation of recovery, once the loan or a portion of the loan has been classified as past due for more than 180 consecutive days. Recoveries on loan amounts previously charged off are credited against the provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb probable credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could change significantly.

Transactions with Related Parties

The significant related-party transactions that occurred during the three months period ended March 31, 2019 were transactions with debenture holders that incur interest. Related party debentures balance as at March 31, 2019 totaled $3,363 (December 31, 2018 – $3,300) with principal amounts maturing at various periods through to August 1, 2021. The debentures bear interest rates from 12.0% to 18.0% (December 31, 2018 – 12.0% to 18.0%) with interest expense of $139 for the three months ended March 31, 2019 (three months ended March 31, 2018 - $133). The related parties involved in such transactions were (i) Praveen Varshney, a director of the Company, members of his family, and entities which are directly or indirectly controlled by Mr. Varshney or members of his family; (ii) a member of the family of Gregory Feller, a director and officer of the Company; (iii) David Feller, a director and officer of the Company; (iv) an entity which is directly or indirectly controlled by members of the family of Gregory Feller and David Feller, each a director and officer of the Company; and (v) key management personnel and members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

Off‑Balance Sheet Arrangements

We have no off‑balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

18 | Page

Management’s Discussion and Analysis

Liquidity and Capital Resources

To date the Company has funded its lending activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuance of common shares and convertible debentures, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. In order to support our growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities.

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. Management does so by continuously monitoring revenues, expenses and cash flow compared to budget. To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market conditions and support its long-term growth. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures as they become due and payable.

Use of proceeds

Issuance of common shares

On December 28, 2017, the Company issued 3.8 million common shares at $7 per share and realized net proceeds of $24.4 million. As at March 31, 2019, these net proceeds have been fully utilized to fund the enhancement of the Company’s existing digital platform and products, and the research and development of new products. The Company also used the net proceeds for working capital and other general corporate purposes.

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three months ended March 31, 2019 and 2018:

($000s)
	Three months ended March 31,
	2019	2018
Cash provided by operating activities before investment in gross loans receivable(1)	$2,853	$(227)
Cash invested in loans receivable	(7,335)	(6,954)
Cash used in operating activities	(4,482)	(7,181)
Cash used in investing activities	(2,172)	(1,492)
Cash provided by financing activities	2,490	3,813
Net increase (decrease) in cash for the period	(4,164)	(4,860)

Cash provided by (used in) operating activities

Our operating activities consist of our subscription and services revenue as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

________

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

19 | Page

Management’s Discussion and Analysis

Cash (used in) operating activities decreased to ($4.5) million for the three months ended March 31, 2019, compared to ($7.2) million in the prior year period. This was primarily due to increase in revenue by $2.0 million during three months ended March 31, 2019 compared to the same period last year.

If net investments in the loans receivable portfolio were treated as cash flows from investing activities, the cash provided by operating activities would be $2.9 million during the three months ended March 31, 2018, an increased inflow of $3.1 million compared to same period last year. This is primarily due to increased cash flow from operations as we continue to gain positive operating leverage by increasing our revenues at a faster rate than our cash operating expenses.

Cash provided by (used in) investing activities

Our investing activities consist primarily of capitalization of software development costs, and the purchases of property, equipment and software. Capitalized software development costs and purchases of property, equipment and software may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

For the three months ended March 31, 2019, cash invested in the purchase of equipment and investment in software was $2.2 million, an increase of $ $0.7 million from the same period in 2018, as we continue to invest in our digital platform. We expect to continue investing in additional equipment and additional internal-use software, in order to support the growth in our customer base and the continued build out of our digital technology platform and new products.

Cash provided by (used in) financing activities

Our financing activities have consisted primarily of the issuance of our common shares, debentures, convertible debentures, principal payments related to our lease hold properties and borrowings from the Credit Facilities.

Cash provided by financing activities for the three months ended March 31, 2019 was $2.5 million, a decrease of $1.3 million compared to the same period last year. This is primarily due to the decrease in advances from our credit facilities by $1.9 million, partially off-set by the cash inflow from the new debentures issued and options exercised during the three months ended March 31, 2019.

Contractual Obligations

The following table shows contractual obligations as at March 31, 2019, including commitments relating to leasing contracts. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures as they become due and payable.

($000s)
	2019	2020	2021	2022	2023	Thereafter

Commitments
Lease payments	$978	$1,226	$1,198	$1,198	$1,173	$2,866
Purchase obligations	1,583	2,111	-	-	-	-
Accounts payable	11,441	-	-	-	-	-
Credit Facility – Liquid	-	32,086	-	-	-	-
Credit Facility – Other	-	45,924	-	-	-	-
Debentures	-	25,057	9,766	6,880	-	-
Convertible debentures	-	11,962	-	-	-	-
Total contractual obligations	14,002	118,366	10,964	8,078	1,173	2,866

20 | Page

Management’s Discussion and Analysis

The following table shows contractual obligations as at December 31, 2018, including commitments relating to leasing contracts:

($000s)
	2019	2020	2021	2022	2023	Thereafter

Commitments
Estimated lease payments	$1,252	$682	$90	$90	$90	$158
Purchase obligations	2,111	2,111	-	-	-	-
Accounts payable	9,801	-	-	-	-	-
Credit Facility – Liquid	-	44,113	-	-	-	-
Credit Facility – Other	-	31,821	-	-	-	-
Debentures	-	27,968	9,787	3,870	-	-
Convertible debentures	-	11,781	-	-	-	-
Total contractual obligations	13,164	118,476	9,877	3,960	90	158

Disclosure of Outstanding Shares

Our authorized capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of May 14, 2019, no preferred shares have been issued and the following common shares, and rights to acquire common shares, were outstanding:

Class of Security	Number outstanding (in 000s) as at May 14, 2019
Common shares	23,535
Stock options	2,674
Restricted share units	219
Common share purchase warrants	1,779

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, management takes steps to avoid undue concentrations of risk. These risks include credit, liquidity, foreign currency, and interest rate risk, among others, which are described further in the notes to the Company’s interim condensed consolidated financial statements for the three months ended March 31, 2019 and 2018.

Non-IFRS Financial Measures

This MD&A makes reference to certain non‑IFRS financial measures. Core revenue, contribution, contribution margin, adjusted EBITDA, adjusted net loss, cash provided by operating activities before investment in gross loans receivable, charge-off rate, core ARPM and Mogo members are all non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, you should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

21 | Page

Management’s Discussion and Analysis

Core revenue

Core revenue is a non-IFRS financial measure that we calculate as total revenue less revenue from loan fees. Core revenue is a measure used by our management and Board to understand and evaluate trends within our business. We phased out our legacy short-term loan products and related loan fees in the third quarter of 2018, and thus we consider it important to highlight trends in revenue relating to our primary revenue segments. The following table presents a reconciliation of core revenue to total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended March 31
	2019	2018

Total revenue	$16,351	$14,333
Less: loan fees	-	(3,945)
Core revenue	16,351	10,388

Contribution and Contribution Margin

Contribution is a non-IFRS financial measure that we calculate as gross profit less the credit facility interest expense and customer service and operations expenses. Contribution margin is a non-IFRS financial measure calculated by dividing contribution by total revenue. Contribution and contribution margin are measures used by our management and Board to understand and evaluate our core operating performance and trends, and in particular as a way to evaluate the profitability of our core product revenue. Contribution excludes the impact of other expenses related to our investment in our platform, business and brand including technology, marketing and general and administration expenses. Factors that affect our contribution and contribution margin include revenue mix, transaction costs, and provision for loan losses, net of recoveries, origination and servicing expenses.

The following table presents a reconciliation of contribution and contribution margin to gross profit, the most comparable IFRS financial measure, for each of the periods indicated:

($000s, except percentages)
	Three months ended March 31
	2019	2018
Gross profit	$10,660	$9,371
Less:
Credit facility interest expense	2,658	1,972
Customer service and operations expenses	1,973	2,058
Contribution	6,029	5,341

Total revenue	16,351	14,333
Contribution margin	37%	37%

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Management’s Discussion and Analysis

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as loss before income taxes excluding depreciation and amortization, stock based compensation expense, non-recurring non-operating expenses, credit facility interest expense, debenture and other interest expense, and unrealized gain or loss on financial instruments and foreign exchange. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends.

The following table presents a reconciliation of adjusted EBITDA to loss before income taxes, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended March 31
	2019	2018

Loss before income taxes	$(5,005)	$(3,950)
Depreciation and amortization	2,191	1,091
Stock‑based compensation	259	292
Credit facility interest expense	2,658	1,972
Debenture and other interest expense	2,039	2,111
Unrealized exchange loss (gain)	(128)	221
Unrealized loss (gain) on derivative liability	39	(1,554)
Other one-time expenses	185	120
Adjusted EBITDA	2,238	303

Adjusted Net Loss

Adjusted net loss is a non-IFRS financial measure that we calculate as loss before income taxes excluding unrealized gain or loss on financial instruments and foreign exchange, stock-based compensation and other one-time expenses. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s overall business financial performance and trends. This measure differs from adjusted EBITDA in that adjusted net loss includes depreciation and amortization, credit facility interest expense and debenture and other interest expense, and thus comprises more elements of the Company’s overall net profit or loss. The following table presents a reconciliation of adjusted net loss to loss before income taxes, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended March 31
	2019	2018

Loss before income taxes	$(5,005)	$(3,950)
Stock‑based compensation	259	292
Unrealized exchange loss (gain)	(128)	221
Unrealized loss (gain) on derivative liability	39	(1,554)
Other one-time expenses	185	120
Adjusted net loss	(4,650)	(4,871)

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Management’s Discussion and Analysis

Cash Provided by Operating Activities before Investment in Gross Loans Receivable

Cash provided by operating activities before investment in gross loans receivable is calculated as cash used in operating activities, less net cash used in loan investment. The Company requires net cash outflows in order to grow its gross loans receivable, which in turn generates future growth in interest revenue. These net cash outflows are presented within the operating activities section of the consolidated statement of cash flows, whereas the economic benefits are realized over the longer term. Consequently, we consider cash provided by operating activities before investment in gross loans receivable to be a useful measure in understanding the cash flow trends inherent to our existing scale of operations, by separating out the portion of cash flows related to investment in portfolio growth.

The following table presents a reconciliation of cash provided by operating activities before investment in gross loans receivable, the most comparable IFRS financial measure, for each of the period indicated:

($000s)
	Three months ended March 31
	2019	2018

Net cash used in operating activities	$(4,482)	$(7,181)
Net investment in gross loans receivable	(7,335)	(6,954)
Cash provided by operations before investment in gross loans receivable	2,853	(227)

Charge-Off Rate

Charge-off rate is a non-IFRS financial measure that we calculate as the annualized rate of loans written-off during the current period, net of recoveries, divided by average gross loans receivable balance in the period. We consider the charge-off rate in a period to be an important metric and indication of the credit performance of our loan portfolio.

The following table presents a calculation of charge-off rate using loans charged-off and gross loans receivable, the most comparable IFRS financial measures, for each of the periods indicated:

($000s)
	Three months ended March 31
	2019	2018

Loans charged-off	$4,420	$3,310
Recoveries	(450)	(473)
Charge-off net of recoveries	3,970	2,837
Gross loans receivable - opening balance	101,756	80,894
Gross loans receivable - ending balance	104,671	84,538
Simple average of gross loans receivable	103,214	82,716
Charge-off rate (annualized)	15.4%	13.7%

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Management’s Discussion and Analysis

Core ARPM

Core ARPM is a non-IFRS measure that we calculate as core revenue during a period divided by the average number of Mogo members in the period, annualized for a full year. We believe that the measure is a key driver of the Company’s future performance. Our strategy is to continue to grow existing products, launch new products, grow our member base and increase monetization of our member base.

The following table present a calculation of Core ARPM starting from total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s, except Core ARPM)
	Three months ended March 31
	2019	2018

Total revenue	$16,351	$14,333
Less: loan fees	-	(3,945)
Core revenue	16,351	10,388
Number of Mogo members – opening (000s)	756	544
Number of Mogo members – ending (000s)	808	604
Simple average of Mogo members (000s)	782	574
Core ARPM (annualized in $)	84	72

Mogo members

Mogo members is not a financial measure. Mogo members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, MogoProtect, MogoCard, MogoMortgage, MogoCrypto, our premium account subscription offerings, free credit score with free monthly credit score monitoring, unique content, or events. People cease to be Mogo members if they do not use any of our products or services for 12 months. Reported Mogo members may overstate the number of unique individuals who actively use our products and services within a 12 month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo members who have accessed one of our revenue generating products, including MogoMoney, MogoProtect, MogoCard, MogoMortgage, MogoCrypto, and our premium account subscription offerings. Management believes that the size of our Mogo member base is one of the key drivers of the Company’s future performance. Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada. We anticipate that our Mogo members will continue to grow over time.

Critical Accounting Estimates

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the capitalization of intangible assets, valuation of long-lived assets, allowance for loan losses, fair value of share-based payments, income taxes, and derivative financial liability, which are described further in the notes to the Company’s consolidated financial statements for the year ended December 31, 2018. The measurement of expected credit losses under IFRS 9 effective January 1, 2018 is also inherently subject to significant judgment, and is described further in the notes to the Company’s consolidated financial statements for the year ended December 31, 2018.

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Management’s Discussion and Analysis

Changes in Accounting Policies including Initial Adoption

Recent IFRS standards adopted in 2019

The Company has adopted IFRS 16, Leases, as of January 1, 2019. Additional information regarding the effects of adoption of IFRS 16 can be found in Note 3 of the Company’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2019.

In addition to the standard listed above, several other amendments and interpretations apply for the first time in 2019, but do not have any material impact on the interim condensed consolidated financial statements of the Company.

Controls and Procedures

The Company’s CEO and CFOare responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. As at March 31, 2019, management assessed the design of the Company’s ICFR and concluded that such ICFR is appropriately designed and operating effectively, and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company’s internal control over financial reporting during the period that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

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